UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha DWANGO
(Name of Subject Company)

DWANGO Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

KADOKAWA CORPORATION
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yuriya Komatsu Chief Financial Officer DWANGO Co., Ltd. KABUKIZA TOWER 4-12-15 Ginza, Chuo-ku, Tokyo, 104-0061 JAPAN +81-3-3549-6300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo 106-6033, Japan +81-3-5574-2600

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit I-1: Press release of KADOKAWA CORPORATION and DWANGO Co., Ltd. entitled “Notice Concerning Execution of the Integration Agreement Between KADOKAWA CORPORATION and DWANGO Co., Ltd. with respect to the Share Transfer Plan” dated May 14, 2014.

Item 2.  Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on May 15, 2014.

(2)	Not applicable.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Akira Watanabe
(Signature)

Akira Watanabe Director, Executive Deputy General Manager KADOKAWA CORPORATION
(Name and Title)

May 15, 2014
(Date)

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Exhibit I-1

（English Language Translation）

This integration and joint share transfer involves securities of a Japanese company. The integration and joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

May 14, 2014

Press Release

Company Name: KADOKAWA CORPORATION
Representative: Masaki Matsubara, Representative Director and President
(Code Number: 9477, First Section of Tokyo Stock Exchange)
Contact: Tsuneo Taniguchi, Managing Director and Executive General Manager
(TEL: +81-3-3238-8412)

Company Name: DWANGO Co., Ltd.
Representative: Takashi Araki, Board Director and President
(Code Number: 3715, First Section of Tokyo Stock Exchange)
Contact: Yuriya Komatsu, CFA, Chief Financial Officer
(TEL: +81-3-3549-6300)

Notice of execution of integration agreement
between KADOKAWA CORPORATION and DWANGO Co., Ltd.
and preparation of share transfer plan

KADOKAWA CORPORATION (head office: Chiyoda-ku, Tokyo; representative director and president: Masaki Matsubara; “KADOKAWA”) and DWANGO Co., Ltd. (head office: Chuo-ku, Tokyo; board director and president: Takashi Araki; “Dwango”) announce as follows that they have entered into an agreement to conduct an integration in a spirit of equality (the

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“Integration”) by establishing KADOKAWA DWANGO CORPORATION (the “Integrated Holding Company”) which will be the wholly owning parent company of both KADOKAWA and Dwango (the “two companies”) by a joint share transfer (the “Share Transfer”), and that today, based on resolutions adopted by the boards of directors of each company, the two companies executed an integration agreement (the “Integration Agreement”) and  prepared a share transfer plan (the “Share Transfer Plan”) for the establishment of the Integrated Holding Company.

The Integration is subject to approval at the shareholders meetings of the two companies and the relevant governmental authorities.

1.	Examination process of the integration

Carrying out business in fields such as publishing, video, publishing rights, and digital content, KADOKAWA has continued to strive towards the creation of intellectual property that will be popular around the world and the development of its business in Japan and overseas, using its superior content creation capabilities and brands.  In October 2013 KADOKAWA acquired nine of its consolidated subsidiaries by absorption-type merger, whereby in addition to firmly establishing a strong foundation as an operational company, KADOKAWA is rising to the challenge of providing new services to users as a “mega content publisher” and digital content platform provider covering a diverse range of domains with intellectual property at its core.

Dwango is engaged in content distribution services for mobile devices, the development and sale of game software, the management of live events, and the operation of Niconico Douga, one of the largest video services in Japan, while pressing forward with business development in the next generation network entertainment field where “online” and the “real world” merge, supported by the uniqueness and distinctiveness of Dwango’s own content and by the creative culture generated from communication between users.  Niconico Douga has grown into a platform with 39.36 million registered members and 2.23 million paid premium members as of the end of March 2014, and is continually engaged in the creation of the most unique services ever seen in this rapidly changing industry.

Expansion of high speed telecommunication networks such as LTE in recent years has created an environment in which it is possible to use large volumes of data even when outside the home or office, which has coincided with a rapid uptake of smartphones and tablets as well as further evolution and diversification of devices with telecommunication capabilities.  In connection with these trends, new apps and services designed to meet diverse user needs continue to be developed, and the use of digital content has expanded such as through SNS (social networking services), video distribution services, and e-books.

It was in this business environment that KADOKAWA and Dwango, in order to achieve sustained growth, entered a comprehensive business alliance in October 2010, and a capital alliance in May 2011, with the purpose of rapidly providing highly value added content and new services by partnering the entertainment content of KADOKAWA such as books, comics, films, animation, information magazines, and games with Dwango’s various services such as Niconico Douga and advanced network technology.  Further, the two companies made Dwango’s

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subsidiary smiledge Co., Ltd. (“smiledge”) a joint venture company in March 2013 in order to develop a new form of advertising services utilizing the respective resources of the two companies.

As a result of the foregoing, the business alliance between the two companies is progressing favorably, including the birth of businesses that contribute to the profits of both companies through collaboration.

The two companies have now come to the belief, after comprehensively considering their respective visions, management policies and the environment surrounding the two companies, that further enhancing the alliance relationship between the two companies would coincide with their respective business strategies and that effectively utilizing the respective resources of the two companies under common principles and strategies would be in line with the expectations of all of the companies’ stakeholders, including users.  Thus, KADOKAWA and Dwango have decided to conduct an integration in a spirit of equality by establishing the Integrated Holding Company.

2.	Objective and medium term goal of the integration

Through the Integration, amidst the advancement of digitization and online technologies, the two companies will aim to establish a globally unprecedented content platform that will become a new business model for the online era, by merging the content and real world platforms of KADOKAWA with the technological capabilities and online platforms of Dwango.  In the medium term, the two companies, as an “advanced mega content publisher,” will develop new media for the online era.

3.	Synergies expected from the integration

As a result of conducting discussions about “merging content and technology” and “merging real world platforms and online platforms,” the two companies have decided that in order to mutually utilize the strengths of their respective businesses, enhance complementarity, enhance existing businesses and create new businesses, it would be best to shift to an integrated holding company structure.  Through the Integration, the two companies will build, under a common business strategy, a management structure that will enable maximum realization of synergies created by the integration of the two companies, and will pursue an alliance which exploits the unique business characteristics of the two companies.

(i)	Synergies from alliance between the businesses of the two companies

The synergies expected to result from the integration between the businesses of the two companies include:

-	the utilization of KADOKAWA’s superior content editing capabilities to convert into

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premium content the various content created as user generated content on the Dwango platform, and the maximization of KADOKAWA’s content sales business through distribution and logistics knowhow of KADOKAWA including media convergence;

-
enhancement of platforms under a new business model that merges the captivating content of KADOKAWA and the leading edge online platforms of Dwango, and the creation of a virtuous cycle comprising further increases in the number of users and increased revenue from advertising services; and

-
the utilization of KADOKAWA’s capabilities for information gathering and editing and Dwango’s capabilities for deploying information on its online platforms to build a new media service for the online era that complements other mass media services.

Overseas, the two companies will consider new business models that utilize the existing overseas bases of KADOKAWA and the knowhow thereof, and the online platforms and knowhow of Dwango.

The two companies will also use the platforms they enhance to expand e-commerce and new advertising services by utilizing the various content and distribution channels of the two companies.

As has already been achieved with the joint marketing of advertising media of the two companies by smiledge, through the Integration the two companies will pursue businesses in which synergies can be expected, whether or not the businesses already exist, by bringing together their business resources in an expeditious manner.

(ii)	More agile and efficient management pursuant to an integrated holding company structure

By the adoption of an integrated holding company structure, the Integrated Holding Company will efficiently distribute the resources of the two companies to growth areas under the common strategy of the two companies.  The two companies will build a management structure in which the collective strength of the Integrated Holding Company is manifested to its maximum potential while exploiting the independence of the two companies.  The two companies will also aim to improve corporate value by realizing efficiencies in areas able to be integrated, such as through the integration of administrative functions and IT systems.

The boards of directors of the two companies have today adopted resolutions to implement the Integration and the two companies will establish a Group Integration Committee to commence detailed examination aimed at the smooth transition to an integrated holding company structure and the early realization of the objectives of the Integration.

4.	Form of the integration

(1)	Purpose of establishing the Integrated Holding Company

The Integrated Holding Company will coordinate the group companies and aim to maximize the group’s corporate value.  Under the Integrated Holding Company, the two companies will

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cooperate with each other and contribute to the development of the group as a whole based on the business strategies of each company.  The two companies will expand the business of the group by creating new businesses using their respective content and platforms and establishing new subsidiaries under the Integrated Holding Company as necessary.

For the immediate future, each of the companies will operate independently, but human resources will be shared based on the principle of the right person for the right position.  By training their personnel amidst such cultural exchange, the two companies will accelerate the implementation of the strategy set out above.

(2)	Form of the Integrated Holding Company

Subject to obtaining approval by special resolutions of the shareholders meetings of the two companies and approvals of the relevant governmental authorities necessary to conduct the Integration, the two companies will establish the Integrated Holding Company by a joint share transfer with a scheduled effective date of October 1, 2014.

5.	Outline of the integration

(1)	Schedule of the integration	Dates beyond today are subject to change

	Date of resolution by boards of directors to approve the Integration	May 14, 2014 (today)
	Date of execution of the Integration Agreement	May 14, 2014 (today)
	Date of announcement of extraordinary shareholders meeting record date (Dwango)	May 14, 2014
	Extraordinary shareholders meeting record date (Dwango)	May 29, 2014
	Date of resolution by ordinary shareholders meeting (KADOKAWA)	June 21, 2014
	Date of resolution by extraordinary shareholders meeting (Dwango)	July 3, 2014
	Delisting date (KADOKAWA and Dwango)	September 26, 2014
	Integrated Holding Company incorporation registration date (effective date)	October 1, 2014
	Listing date of Integrated Holding Company	October 1, 2014

(2)	Details of allotment for the share transfer

	KADOKAWA	Dwango
Share transfer ratio	1.168	1

Note1
Under this ratio, 1.168 shares of common stock of the Integrated Holding Company will be allotted and delivered per share of common stock of KADOKAWA, and 1 shares of common stock of the Integrated Holding Company will be allotted and

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delivered per share of common stock of Dwango. If any fractions less than one share arise in the number of shares of common stock of the Integrated Holding Company to be delivered to the shareholders of KADOKAWA, an amount will be paid to such shareholders in proportion to the fractional part less than one share in accordance with Article 234 of the Companies Act and the provisions of other relevant laws and ordinances. However, if any circumstances arise that would materially affect the various assumptions on which the calculation is based, the two companies may change the above share transfer ratio upon consultation.

The share unit number of the Integrated Holding Company will be 100 shares.

Shareholders of KADOKAWA or Dwango who pursuant to the Share Transfer receive allotment of less than 100 shares of the Integrated Holding Company are not able to sell such allotted shares on the Tokyo Stock Exchange or any other financial instruments exchange, but such shareholders who come to hold shares less than one unit are able to request the Integrated Holding Company to repurchase the odd lot shares that they hold.

Note 2	Number of new shares scheduled to be delivered by the Integrated Holding Company through the share transfer: 74,907,650 shares of common stock

The above number is the number of shares calculated from the total number of issued shares and the number of treasury shares of both companies as of March 31, 2014, and because all of the treasury shares held by each of the two companies (including treasury shares acquired if dissenting shareholders exercise their right at the time of the Share Transfer to request that the two companies repurchase their shares as provided for in Article 806(1) of the Companies Act) are scheduled to be cancelled immediately prior to the time at which the Share Transfer takes effect and there is a possibility that share options or the like of KADOKAWA may be exercised any time until immediately before the establishment of the Integrated Holding Company, it is possible that the number of new shares to be delivered by the Integrated Holding Company may change .

(3)	Handling of shares of the Integrated Holding Company to be allotted to KADOKAWA and Dwango

As a result of shares of the Integrated Holding Company being allotted in the Share Transfer, in accordance with the share transfer ratio, with respect to the shares of Dwango held by KADOKAWA (4,992,600 shares as of March 31, 2014) and the shares of KADOKAWA held by Dwango (730,000 shares as of March 31, 2014), KADOKAWA and Dwango will hold the shares of the Integrated Holding Company, their wholly owning parent company, but such shares of the Integrated Holding Company are scheduled to be disposed of at an appropriate time on or after the effective date of the Share Transfer in accordance with the provisions of the Companies Act, by means including dividends in kind made to the Integrated Holding Company.

The method of such disposal will be disclosed once it has been finalized.

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(4)	Basis for calculation of the share transfer ratio

(i)	Basis for calculation

In order to ensure fairness in the calculation of the share transfer ratio used in the Share Transfer, KADOKAWA has appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Dwango has appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as financial advisors for the Integration and requested them to each calculate a share transfer ratio, and KADOKAWA and Dwango have each received from their respective financial advisor a share transfer ratio calculation report.

After analyzing the financial information of KADOKAWA and Dwango and the various terms of the Share Transfer, Nomura Securities performed its calculation for both companies by adopting the average market share price method because the shares of both companies are listed on exchanges and thus have referenceable market share prices, the comparable companies method because there exist multiple listed companies that are able to be compared to the two companies and it is possible to make analogical inferences of share prices by comparing similar companies, and the discounted cash flow (“DCF”) method in order to reflect the status of future business activities.  The calculation results obtained using each valuation method are as follows.  The following valuation ranges of the share transfer ratio are the valuation ranges of the number of shares of common stock of the Integrated Holding Company allotted per share of common stock of KADOKAWA in the case that one share of common stock of the Integrated Holding Company is allotted per share of common stock of Dwango.

Valuation method	Valuation range of the share transfer ratio
Average market share price method	1 : 1.11 to 1.23
Comparable companies method	1 : 0.84 to 1.45
DCF method	1 : 1.07 to 1.16

The reference date used for the average market share price method was May 13, 2014 (the “Calculation Reference Date”), and Nomura Securities used the share price on the Calculation Reference Date and the average closing share price for the one-week, one-month, three-month, and six-month periods prior to the Calculation Reference Date.

In calculating the share transfer ratio, Nomura Securities in principle used the information provided to it by both companies and the information and the like generally publicly available.  It used that information and the like on the assumption that they were all accurate and complete, and it did not make any attempt to independently verify their accuracy or completeness.  It has not independently valuated, appraised, or audited the assets or liabilities of either of the companies or their affiliates (including any assets or liabilities off the books and any contingent liabilities) and it has not requested any third-party institution to perform any such valuation, appraisal, or audit.  Furthermore, it has assumed that the financial forecasts (including profit plans and other such information) provided by the two companies were reasonably prepared based on the best forecasts and judgments that could be made by the management of the two companies at the time that such information was provided.

In regard to the future profit plan of KADOKAWA used as an assumption for the DCF method

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by Nomura Securities, although a large year-on-year decrease in income is expected in the 2015 fiscal year due to new business investments, the profit plans for the 2016 fiscal year and beyond include fiscal years in which large year-on-year increases in income are expected due to contributions to performance such as by the realization of results from the aforementioned new business investments.  The future profit plans of Dwango include fiscal years in which large year-on-year increases in income are expected in the 2014 fiscal year onwards due to increase in income in the portal business including increases in premium members.

KADOKAWA has obtained from Nomura Securities a written opinion (a so-called fairness opinion) as of May 14, 2014 to the effect that the agreed share transfer ratio is fair from a financial perspective for the shareholders of common stock of KADOKAWA based on certain assumptions.

J.P. Morgan calculated the value of the shares of KADOKAWA and Dwango by adopting the average market share price method because the shares of both companies are listed on exchanges and thus have referenceable market share prices, and by adopting the DCF method based on publically available information about the two companies and the internal financial analyses and forecasts of the respective two companies submitted to J.P. Morgan in order to reflect the status of future business activities of the two companies.  The valuation ranges of the share transfer ratio calculated by each method are as stated below.  The below valuation ranges of the share transfer ratio are the valuation ranges of the number of shares of common stock of the Integrated Holding Company allotted per share of common stock of KADOKAWA in the case that one share of common stock of the Integrated Holding Company is allotted per share of common stock of Dwango.

Valuation method	Valuation range of the share transfer ratio
Average market share price method	1 : 1.11 to 1.23
DCF method	1 : 0.95 to 1.46

The reference date used for the average market share price method was May 13, 2014, and J.P. Morgan used the closing share price on the Calculation Reference Date and the average closing share price for the one-month, three-month, and six-month periods prior to the Calculation Reference Date.

In the future performance and business forecasts of KADOKAWA used by J.P. Morgan in its analysis by the DCF method, a large decrease in income is expected for the 2015 fiscal year due to the new businesses investments.  Meanwhile, the 2016 fiscal year onwards include fiscal years in which large increases in income are expected.  This is mainly because increases in income are expected due to the contributions in performance by, among others, the realization of results from the aforementioned new business investments.

The future performance and business forecasts of Dwango used by J.P. Morgan in its analysis by the DCF method include fiscal years in which large increases in income are expected.  This is mainly because increases in income in the portal business including increases in premium members, are expected.

The above share transfer ratio calculation report of J.P. Morgan was prepared solely for the

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purpose of providing information for and supporting the examination of the Integration by the board of directors of Dwango.  J.P. Morgan has not recommended any specific share transfer ratio for the Integration, or recommended that any specific share transfer ratio is the sole appropriate terms of transaction, to Dwango or its board of directors.

Dwango has also obtained from J.P. Morgan a written opinion (a so-called fairness opinion) as of May 14, 2014 to the effect that, based on certain assumptions, the agreed share transfer ratio is fair from a financial perspective for the shareholders of common stock of Dwango.

Note:
The following is a supplemental explanation of the assumptions made, matters considered and limitations on examinations undertaken in connection with J.P. Morgan’s fairness opinion and the calculation of the share transfer ratio on which such fairness opinion is based

In giving its opinion and conducting analyses with respect to the share transfer ratio, on which its opinion is based, J.P. Morgan has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by KADOKAWA and Dwango or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness.  J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has J.P. Morgan evaluated the solvency of KADOKAWA or Dwango under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of KADOKAWA and Dwango to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Integration and the other transactions contemplated by the Integration Agreement and the Share Transfer Plan (collectively, the “Integration Agreements”) will qualify as a tax-free reorganization for Japanese income tax purposes and have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Dwango, and will be consummated as described in the Integration Agreements, and that the definitive Integration Agreements will not differ in any material respects from the draft thereof furnished to J.P. Morgan.  J.P. Morgan has also assumed that the representations and warranties made by KADOKAWA and Dwango in the Integration Agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis, and that Dwango will have no exposure under any indemnification obligations contained within the Integration Agreements in any amount material to J.P. Morgan’s analysis.  J.P. Morgan is not legal, regulatory, tax or accounting experts and relied on the assessments made by advisors to Dwango with respect to such issues.  J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Transfer will be obtained without any adverse effect on KADOKAWA or Dwango or on the contemplated benefits of the Integration. J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of its fairness opinion.  It should be understood that subsequent developments may affect its opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion.

J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the shareholders of common stock of Dwango of the share transfer ratio in the proposed Share Transfer and J.P. Morgan expresses no opinion as to the fairness of the Integration for the holders of any class of securities, creditors or other constituencies of Dwango, as to the fairness of the consideration received by those

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persons or as to the underlying decision by Dwango to engage in the Integration.  J.P. Morgan is expressing no opinion herein as to the price at which common stock of KADOKAWA or common stock of Dwango will trade at any future time.

J.P. Morgan has acted as financial advisor to Dwango with respect to the proposed Integration and will receive a fee from Dwango for J.P. Morgan’s services, a substantial portion of which will become payable only if the proposed Integration is consummated.  In addition, Dwango has agreed to indemnify J.P. Morgan for certain liabilities arising out of J.P. Morgan’s engagement.  Please be advised that during the two years preceding the date of the fairness opinion, neither J.P. Morgan nor its affiliates had any other material financial advisory or other material commercial or investment banking relationships with KADOKAWA or Dwango.  In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of KADOKAWA or Dwango for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

(ii)	Process of calculation

KADOKAWA requested Nomura Securities and Dwango requested J.P. Morgan to calculate the share transfer ratio to be used in the Share Transfer, and with reference to the results of the calculations of those third parties and, further, as a result of comprehensively taking into account the financial circumstances, the state of assets, the future prospects, and other such factors of both companies and, furthermore, after careful discussions and negotiations on the share transfer ratio, the two companies finally came to the conclusion today that the above share transfer ratio is acceptable, and agreed on and determined the above share transfer ratio.

(iii)	Relationships with calculation institutions

Nomura Securities does not constitute a “related party” of either of the two companies and does not have any material conflicts of interest with either of the two companies.  J.P. Morgan, too, does not constitute a “related party” of either of the two companies and does not have any material conflicts of interest with either of the two companies.

(5)	Handling of share options and bonds with share options pursuant to the Share Transfer

In regard to the share options attached to the JPY denominated convertible bonds due 2014 issued by KADOKAWA, based on the details of such share options and the share transfer ratio, the holders of such share options will be allotted share options of the Integrated Holding Company in exchange for the share options they hold and the Integrated Holding Company will assume the debt for such share options which are unredeemed as of immediately prior to the Share Transfer taking effect.

(6)	Possibility of delisting and reasons therefor

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The two companies plan to submit a new listing application to the Tokyo Stock Exchange for the shares of the newly established Integrated Holding Company.  As the two companies will become wholly owned subsidiaries of the Integrated Holding Company by the Share Transfer, it is scheduled to delist each of the two companies from the Tokyo Stock Exchange on September 26, 2014 pursuant to the listing of the Integrated Holding Company.  The date of the delisting of the two companies is as provided by the regulations of the Tokyo Stock Exchange.

(7)	Measures to ensure fairness

As stated in (4)(i) Basis for calculation above, KADOKAWA has obtained a written opinion (a so-called fairness opinion) from Nomura Securities as of May 14, 2014 to the effect that the agreed share transfer ratio is fair from a financial perspective for the shareholders of KADOKAWA based on the assumptions stated in (4)(i) Basis for calculation above and other certain assumptions.

As stated in (4)(i) Basis for calculation above, Dwango, too, has obtained a written opinion (a so-called fairness opinion) from J.P. Morgan as of May 14, 2014 to the effect that the agreed share transfer ratio is fair from a financial perspective for the shareholders of the common stock of Dwango based on the assumptions stated in (4)(i) Basis for calculation above and other certain assumptions.

In addition, KADOKAWA has retained Mori Hamada & Matsumoto and Dwango has retained Nishimura & Asahi as legal advisers, and KADOKAWA and Dwango have each received advice therefrom on matters such as the procedures for, and the method and process for decision making regarding, the Share Transfer.

Mori Hamada & Matsumoto does not constitute a “related party” of either of the two companies and does not have any material conflicts of interest with either of the two companies.  Nishimura & Asahi, too, does not constitute a “related party” of either of the two companies and does not have any material conflicts of interest with either of the two companies.

(8)	Measures to avoid conflicts of interest

Since Mr. Nobuo Kawakami, the board director and chairman of Dwango, serves concurrently as a director of KADOKAWA, in order to avoid conflicts of interest Mr. Nobuo Kawakami has not participated in the deliberations or voting on proposals related to the Integration or the Share Transfer at the meeting of the board of directors of KADOKAWA held today.  At the meeting of the board of directors of KADOKAWA held today, a resolution was adopted by the approval of all members of the board of directors of KADOKAWA other than Mr. Nobuo Kawakami to execute the Integration Agreement and prepare the Share Transfer Plan.  Further, all of the company auditors of KADOKAWA stated that they do not object to the execution of the Integration Agreement or the preparation of the Share Transfer Plan.

Since Mr. Tatsuo Sato, a director and advisor of KADOKAWA (and previously the representative

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director and president prior to taking office as a director and advisor) serves concurrently as a director of Dwango, in order to avoid conflicts of interest Mr. Tatsuo Sato has not participated in the deliberations or voting on proposals related to the Integration or the Share Transfer at the meeting of the board of directors of Dwango held today.  At the meeting of the board of directors of Dwango held today, a resolution was adopted by the approval of all members of the board of directors of Dwango other than Mr. Tatsuo Sato to execute the Integration Agreement and prepare the Share Transfer Plan.  Further, all of the company auditors of Dwango stated that they do not object to the execution of the Integration Agreement or the preparation of the Share Transfer Plan.

6.	Summary of parties to the Share Transfer

(1) Company name	KADOKAWA CORPORATION	DWANGO Co., Ltd.
(2) Location	Chiyoda-ku, Tokyo	Chuo-ku, Tokyo
(3) Name and title of representative	Masaki Matsubara, Representative Director and President	Takashi Araki, Board Director and President
(4) Businesses	Publishing business, film business, publishing rights business, digital content business, etc.	Planning, development and operation of network entertainment services and content, operation of video community services, etc.
(5) Stated capital	28.825 billion yen (as of the end of March 2014)	10.616 billion yen (as of the end of March 2014)
(6) Incorporation date	April 2, 1954	August 6, 1997
(7) Number of issued shares	29,258,393 shares (as of the end of March 2014)	40,810,400 shares (as of the end of March 2014)
(8) End of fiscal year	Last day of March	Last day of September
(9) Number of employees (consolidated)	2,795 (as of the end of March 2014)	1,075 (as of the end of March, 2014)
(10) Major business partners	Nippon Shuppan Hanbai Inc. Tohan Co., Ltd.	NTT Docomo, Inc. KDDI Corporation Softbank Payment Service Corp.
(11) Main banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Resona Bank, Limited Mitsubishi UFJ Trust and Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.

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(12) Major shareholders and holding ratios
Japan Trustee Services Bank, Ltd. (Trust Account)

 8.02%

The Master Trust Bank of Japan, Ltd. (Trust Account)

 5.73%

Nippon Life Insurance Company

 5.29%

Culture Convenience Club Co., Ltd.

 4.70%

Northern Trust Co. (AVFC) RE 15PCT Treaty Account

 4.63%

(as of the end of March 2014)
Mr. Nobuo Kawakami 14.85% KADOKAWA CORPORATION 12.23% Goldman Sachs International 8.88% Avex Group Holdings 6.04% Japan Trustee Services Bank, Ltd. (Trust Account) 5.48% (as of the end of March 2014)
(13) Relationships between the parties
Capital relationships	KADOKAWA holds 12.23% of the issued shares of Dwango, and Dwango holds 2.49% of the issued shares of KADOKAWA.
Personnel relationships	One director and advisor of KADOKAWA serves concurrently as a director of Dwango, and one board director and chairman of Dwango services as a director of KADOKAWA.
Transactional relationships	The two companies engage in transactions relating to Niconico Douga and Niconico Seiga (e-books).
Whether a “related party”	KADOKAWA constitutes a “related party” of Dwango.
(14) Business results and financial position over the most recent three years (consolidated)
Fiscal year	KADOKAWA (consolidated)			Dwango (consolidated)
	2012	2013	2014	2011	2012	2013
Consolidated net assets	77,050	87,545	110,931	20,550	18,260	20,736
Consolidated total assets	128,751	139,898	156,105	27,018	24,653	28,853
Consolidated net assets per share (yen)	2,945.20	3,339.17	3,772.22	94,992.47	446.50	506.95

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Consolidated revenue	147,392	161,602	151,148	34,298	36,243	35,946
Consolidated operating profit	5,655	7,951	6,169	1,671	1,345	2,130
Consolidated recurring profit	5,905	8,661	7,337	1,473	1,284	2,292
Consolidated net income	3,604	5,040	7,592	1,238	(506)	2,271
Consolidated net income per share (yen)	140.03	194.72	277.80	6,439.97	(12.61)	55.68
(15) Business results and financial position over the most recent three years (non-consolidated)
Fiscal year	KADOKAWA (non-consolidated)			Dwango (non-consolidated)
	2011	2012	2013	2011	2012	2013
Net assets	61,436	64,816	69,708	19,321	17,656	19,675
Total assets	90,824	95,705	106,976	24,420	21,069	25,026
Revenue	3,975	6,718	5,719	27,040	19,432	19,178
Operating profit	677	2,829	907	1,551	106	542
Recurring profit	1,010	2,949	971	1,483	302	1,412
Net income	(591)	2,747	677	1,395	(1,005)	1,951
Dividends per share (yen)	35.00	35.00	45.00	2,000.00	2,000.00	2,000.00

(Figures are in millions of yen, except where indicated otherwise.)

Note 1
With respect to the business results and financial position (non-consolidated) of KADOKAWA listed in (15) above, the figures for the 2014 fiscal year are not included because there are no such figures at present that have been finalized and announced.

Note 2
Dwango conducted a share split dividing one share of common stock of Dwango into 200 shares, effective October 1, 2013.  For this reason, the amount of consolidated net assets per share and the amount of consolidated net loss per share have been calculated based on the assumption that such share split occurred at the beginning of Dwango’s 2012 fiscal year.  The amount of dividends per share are the actual figures, but if it was assumed that the share split had occurred, the amount of dividends per share in the 2011 fiscal year through the 2013 fiscal year would each be 10 yen.

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7.	Status of company to be newly established by the Share Exchange

(1) Name	Kabushiki Kaisha KADOKAWA ● DWANGO Name in English: KADOKAWA DWANGO CORPORATION
(2) Location	Chiyoda-ku, Tokyo
(3) Representatives and officers scheduled to take office			Current positions
	Representative Director and Chairman	Nobuo Kawakami	Board Director and Chairman of Dwango (Director of KADOKAWA)
	Representative Director and President	Tatsuo Sato	Director and Advisor of KADOKAWA (Outside Director of Dwango)
	Director and Advisor	Tsuguhiko Kadokawa	Chairman of KADOKAWA
	Director	Takashi Araki	Board Director and President of Dwango
	Director	Masaki Matsubara	Representative Director and President of KADOKAWA
	Director	Hirokazu Hamamura	Managing Director of KADOKAWA
	Director	Takeshi Natsuno	Board Director of Dwango
	Director	Yuriya Komatsu	Chief Financial Officer of Dwango
	Outside Director	Koji Funatsu	Outside Director of KADOKAWA
	Outside Director	Koji Hoshino	Outside Director of Dwango
	Outside Director	Iwao Aso	Outside Director of Dwango
	Standing Statutory Auditor	Yasuaki Takayama	Statutory Auditor of KADOKAWA
	Standing Statutory Auditor	Masahiko Hatsumoto	Head of Internal Audit Division of Dwango
	Statutory Auditor	Akira Watanabe	Outside Statutory Auditor of KADOKAWA
	Statutory Auditor	Yuichi Suzuki	Outside Statutory Auditor of Dwango
(4) Businesses
Management of companies operating the following businesses and other businesses incidental or related thereto: publishing business; film business; publishing rights business; digital content business; planning, development and operation of network entertainment services and content; operation of video community services; etc.

(5) Stated capital	20 billion yen
(6) End of fiscal year	Last day of March
(7) Net assets	Not determined at present.
(8) Total assets	Not determined at present.

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8.	Summary of accounting processes

It is expected that the Share Transfer will constitute an “acquisition” under accounting standards for business combinations, and that the “purchase method” will be adopted in which, of the wholly-owned subsidiaries resulting from the Share Transfer, Dwango will be an acquiring company.  Although negative goodwill (or goodwill) is expected to arise in the consolidated accounts of the Integrated Holding Company pursuant to the adoption of the “purchase method”, at present it is not possible to estimate the amount, so it will be disclosed once determined.

9.	Future outlook

The management policy, plans, results forecasts, and other such information regarding the Integrated Holding Company will be disclosed once determined upon examination by the two companies going forward.

End.

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